UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(Amendment No. 1)
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
IHS Holding Limited
(Name of the Issuer)
IHS Holding Limited
MTN Group Limited
Mobile Telephone Networks (Netherlands) B.V.
Sub-Merger Co
(Names of Persons Filing Statement)
Ordinary Shares, par value $0.30 per share
(Title of Class of Securities)
G4701H109
(CUSIP Number)
IHS Holding Limited
1 Cathedral Piazza
123 Victoria Street
London, SW1E 5BP, United Kingdom
+44 20 8106 1600
MTN Group Limited
Mobile Telephone Networks (Netherlands) B.V.
Sub-Merger Co
216 14th Avenue
Roodeport, Johannesburg, South Africa
+2711 912 3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With copies to:
Marc Jaffe Ian D. Schuman Josh Dubofsky Javier Stark Benjamin Cohen Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200	Richard Hall Cravath, Swaine & Moore LLP Two Manhattan West, 375 Ninth Avenue New York, NY 10001 (212) 474-1000
Andrew Barker Walkers (Cayman) LLP 190 Elgin Avenue George Town, Grand Cayman KYI-9001, Cayman Islands (345) 949-0100	Dean Bennett Appleby (Cayman) Ltd. 9th Floor, 60 Nexus Way Camana Bay Grand Cayman PO Box 190 KYI-1104, Cayman Islands (345) 949-4900
This statement is filed in connection with (check the appropriate box):
a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b	☐	The filing of a registration statement under the Securities Act of 1933.
c	☐	A tender offer
d	☒	None of the above
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

i

INTRODUCTION
This Amendment No. 1 (“Amendment No. 1”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (as amended hereby, this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) IHS Holding Limited, an exempted company with limited liability incorporated and registered by way of continuation in the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value $0.30 per share (each, an “Ordinary Share,” and collectively, the “Ordinary Shares”); (b) MTN Group Limited, a company incorporated under the laws of South Africa (“Parent”); (c) Mobile Telephone Networks (Netherlands) B.V., a company incorporated under the laws of the Netherlands and a wholly owned subsidiary of Parent (“Holdings”); and (d) Sub-Merger Co, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Holdings (“Merger Sub,” and collectively with Parent and Holdings, the “Parent Parties”).
On February 17, 2026, the Company and the Parent Parties entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving company after the merger (the “Merger”).
Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Ordinary Share issued and outstanding immediately prior to the Effective Time shall be automatically cancelled and exchanged into the right to receive $8.50 in cash per Ordinary Share, without interest thereon and subject to applicable withholding taxes (the “Per Share Merger Consideration”), except for: (x)(a) Ordinary Shares owned by the Company as a treasury share (if any), (b) Ordinary Shares that are owned by Parent or any of its affiliates or subsidiaries (including Merger Sub) but excluding Holdings, and (c) Ordinary Shares owned by any direct or indirect wholly owned subsidiary of the Company, in each case, for (a), (b) and (c), as of immediately prior to the Effective Time (collectively, the “Excluded Shares”), which will be automatically cancelled, no longer be issued and outstanding, and will automatically cease to exist without payment of any consideration or distribution therefor; (y) Ordinary Shares that are owned by Holdings immediately prior to the Effective Time (the “Holdings Shares”), which shall remain issued and outstanding and shall not be affected by the Merger; and (z) Ordinary Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, pursuant to Section 238 of the Companies Act (as revised) of the Cayman Islands (the “CICA”), which will be automatically cancelled and cease to exist in exchange for the right to receive the payment of fair value of such Ordinary Shares and such other rights provided in accordance with the provisions of Section 238 of the CICA.
In addition to the foregoing, immediately prior to the Effective Time, the Company will provide for the treatment of restricted stock unit awards (“Company RSUs”) and performance stock unit awards (“Company PSUs”) granted under the terms and conditions set forth in the IHS Holding Limited 2021 Omnibus Incentive Plan (the “Company Share Plan”), as described below.
Immediately prior to the Effective Time: (i) each Company RSU that is outstanding and either vested but unsettled, or unvested, as of immediately prior to the Effective Time shall, without any regard to vesting conditions and without any action on the part of Parent, the Company or any other person, be fully accelerated and thereafter cancelled, with the holder of such Company RSU becoming entitled to receive at the Effective Time an amount of cash equal to the product of (A) the Per Share Merger Consideration and (B) the total number of Ordinary Shares subject to such Company RSU as of immediately prior to the Effective Time, without interest thereon and subject to applicable withholding taxes; and (ii) each Company PSU that is outstanding and either vested but unsettled, or unvested, as of immediately prior to the Effective Time shall, without any regard to any vesting conditions and without any action on the part of Parent, the Company or any other person, be fully accelerated and thereafter cancelled, with the holder of such Company PSU becoming entitled to receive an amount of cash at the Effective Time equal to the product of (A) the Per Share Merger Consideration and (B) the total number of Ordinary Shares subject to such Company PSU as of immediately prior to the Effective Time (with applicable performance goals deemed to be achieved at maximum level of performance), without interest thereon and subject to applicable withholding taxes.

The board of directors of the Company (the “Board”) has unanimously (1) determined that the Merger and entry into the Merger Agreement, the Plan of Merger (as defined below), the Merger and the other Transactions are in the best interests of the Company, (2) determined that the Per Share Merger Consideration constitutes at least (and may exceed) the fair value for each Ordinary Share (other than the Excluded Shares), (3) authorized and approved the execution, delivery and performance of the Merger Agreement, the Support Agreements (as defined below), the Plan of Merger, the Merger and the other Transactions, and (4) resolved to recommend the approval and authorization of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, to the shareholders of the Company and directed that the Merger Agreement, the Plan of Merger and the consummation of the Transactions be submitted to the shareholders of the Company for authorization and approval.
The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of the shareholders of the Company. The Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) and the Transactions must be authorized and approved by a special resolution of the Company passed by the affirmative vote of at least two-thirds of the votes cast by the holders of Ordinary Shares who, being entitled to do so, are present and voting in person or by proxy as a single class at the extraordinary general meeting of the Company’s shareholders (the “EGM”) or any adjournment or postponement thereof (as opposed to two-thirds of the total issued and outstanding Ordinary Shares).
Pursuant to the voting and support agreement, dated February 17, 2026, between the Company and each of Parent and Holdings (the “Parent Support Agreement”), Holdings has agreed to vote all 85,176,719 Ordinary Shares beneficially owned by Holdings or its affiliates as of February 17, 2026 (together with any Ordinary Shares acquired by Holdings or its affiliates on or after the date thereof) in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, which, as of April 8, 2026, represented approximately 21.1% of the voting power of the total issued and outstanding Ordinary Shares. In addition, pursuant to the voting and support agreement, dated February 17, 2026, between the Company and Oranje-Nassau Développement S.C.A., FIAR, a limited joint-stock partnership organized under the laws of the Grand Duchy of Luxembourg (the “Wendel”), (the “Wendel Support Agreement” and, together with the Parent Support Agreement, the “Support Agreements”), Wendel has agreed to vote all 62,975,396 Ordinary Shares beneficially owned by Wendel or its affiliates as of February 17, 2026 (together with any Ordinary Shares acquired by Wendel or its affiliates on or after the date thereof) in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions at the EGM, which, as of April 8, 2026, represented approximately 19.6% of the voting power of the total issued and outstanding Ordinary Shares.
If the Merger is consummated, the Ordinary Shares will be delisted from the New York Stock Exchange (“NYSE”) and deregistered under the Exchange Act.
The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a preliminary copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the EGM, at which the Company’s shareholders will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. A copy of the Merger Agreement is attached to the Proxy Statement as Annex A. Capitalized terms used but not defined in this Transaction Statement have the meanings given to them in the Proxy Statement.
The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.
While each of the Filing Persons acknowledges that the Merger may be deemed to constitute a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Amendment No. 1 shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.
Item 1.   Summary
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”
Item 2.   Subject Company Information
Regulation M-A Item 1002
(a)   Name and Address.   The Company’s name, and the address and telephone number of its principal executive offices are:
IHS Holding Limited
1 Cathedral Piazza
123 Victoria Street
London SW1E 5BP, United Kingdom
+44 20 8106 1600
(b)   Securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”
“THE EXTRAORDINARY GENERAL MEETING — Record Date; Shares Entitled to Vote”
“THE EXTRAORDINARY GENERAL MEETING — Procedures for Voting”
“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”
(c)   Trading Market and Price.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“MARKET PRICE OF THE ORDINARY SHARES, DIVIDENDS AND OTHER MATTERS”
(d)   Dividend.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“MARKET PRICE OF THE ORDINARY SHARES, DIVIDENDS AND OTHER MATTERS”
(e)   Prior Public Offerings.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“TRANSACTIONS IN THE ORDINARY SHARES”
(f)   Prior Stock Purchases.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“TRANSACTIONS IN THE ORDINARY SHARES”

Item 3.   Identity and Background of Filing Persons
Regulation M-A Item 1003
(a)   Name and Address.   IHS Holding Limited is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY — The Parties Involved in the Merger”
“SPECIAL FACTORS — The Parties Involved in the Merger”
“WHERE YOU CAN FIND MORE INFORMATION”
“ANNEX E — DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”
(b)   Business and Background of Entities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY — The Parties Involved in the Merger”
“SPECIAL FACTORS — The Parties Involved in the Merger”
“ANNEX E — DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”
(c)   Business and Background of Natural Persons.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY — The Parties Involved in the Merger”
“ANNEX E — DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”
Item 4.   Terms of the Transaction
Regulation M-A Item 1004
(a)-(1)   Material Terms — Tender Offers.   Not applicable.
(a)-(2)   Material Terms — Merger or Similar Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Board”
“SPECIAL FACTORS — Position of the Parent Parties as to the Fairness of the Merger”
“SPECIAL FACTORS — Certain Financial Forecasts”
“SPECIAL FACTORS — Opinion of J.P. Morgan Securities LLC”
“SPECIAL FACTORS — Summary of Certain Discussion Materials Provided by BofA Securities and Citi”
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”
“SPECIAL FACTORS — Certain Effects of the Merger on the Company”
“SPECIAL FACTORS — Certain Effects of the Merger on the Parent Parties”
“SPECIAL FACTORS — Plans for the Company after the Merger”

“SPECIAL FACTORS — Financing of the Merger”
“SPECIAL FACTORS — Support Agreements”
“SPECIAL FACTORS — Interests of the Company’s Executive Officers and Directors in the Merger”
“SPECIAL FACTORS — Material U.S. Federal Income Tax Consequences of the Merger for U.S. Holders”
“SPECIAL FACTORS — UK Tax Consequences”
“SPECIAL FACTORS — Cayman Islands Tax Consequences”
“THE EXTRAORDINARY GENERAL MEETING”
“THE MERGER AGREEMENT”
“ANNEX A — AGREEMENT AND PLAN OF MERGER”
“ANNEX B — FORM OF PLAN OF MERGER”
“ANNEX D — OPINION OF J.P. MORGAN SECURITIES LLC”
Additionally, the Parent Support Agreement and the Wendel Support Agreement are attached hereto as Exhibit (d)-(2) and Exhibit (d)-(3), respectively, and are incorporated herein by reference.
(c)   Different Terms.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Interests of the Company’s Executive Officers and Directors in the Merger”
“THE EXTRAORDINARY GENERAL MEETING — Proposals to be Considered at the Extraordinary General Meeting”
“THE MERGER AGREEMENT”
“ANNEX A — AGREEMENT AND PLAN OF MERGER”
“ANNEX B — FORM OF PLAN OF MERGER”
(d)   Appraisal Rights.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”
“DISSENTERS’ RIGHTS”
“ANNEX C — CAYMAN ISLANDS COMPANIES ACT (AS REVISED) — SECTION 238”
(e)   Provisions for Unaffiliated Security Holders.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“PROVISIONS FOR UNAFFILIATED SHAREHOLDERS”
(f)   Eligibility of Listing or Trading.   Not applicable

Item 5.   Past Contacts, Transactions, Negotiations and Agreements
Regulation M-A Item 1005
(a)   Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Board”
“SPECIAL FACTORS — Certain Effects of the Merger on the Company”
“SPECIAL FACTORS — Certain Effects of the Merger on the Parent Parties”
“SPECIAL FACTORS — Financing of the Merger”
“SPECIAL FACTORS — Interests of the Company’s Executive Officers and Directors in the Merger”
“SPECIAL FACTORS — Related Party Transactions”
“TRANSACTIONS IN THE ORDINARY SHARES”
“ANNEX A — AGREEMENT AND PLAN OF MERGER”
“ANNEX B — FORM OF PLAN OF MERGER”
(b)   Significant Corporate Events.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Board”
“SPECIAL FACTORS — Position of the Parent Parties as to the Fairness of the Merger”
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”
“SPECIAL FACTORS — Certain Effects of the Merger on the Company”
“SPECIAL FACTORS — Certain Effects of the Merger on the Parent Parties”
“SPECIAL FACTORS — Interests of the Company’s Executive Officers and Directors in the Merger”
“THE MERGER AGREEMENT”
“ANNEX A — AGREEMENT AND PLAN OF MERGER”
“ANNEX B — FORM OF PLAN OF MERGER”

(c)   Negotiations or Contacts.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Financing of the Merger”
“SPECIAL FACTORS — Interests of the Company’s Executive Officers and Directors in the Merger”
“THE MERGER AGREEMENT”
“ANNEX A — AGREEMENT AND PLAN OF MERGER”
“ANNEX B — FORM OF PLAN OF MERGER”
(e)   Agreements Involving the Subject Company’s Securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Financing of the Merger”
“SPECIAL FACTORS — Plans for the Company after the Merger”
“SPECIAL FACTORS — Support Agreements”
“SPECIAL FACTORS — Interests of the Company’s Executive Officers and Directors in the Merger”
“SPECIAL FACTORS — Voting by Holdings and Wendel at the Extraordinary Meeting”
“THE MERGER AGREEMENT”
“TRANSACTIONS IN THE ORDINARY SHARES”
“ANNEX A — AGREEMENT AND PLAN OF MERGER”
“ANNEX B — FORM OF PLAN OF MERGER”
Additionally, the Parent Support Agreement and the Wendel Support Agreement are attached hereto as Exhibit (d)-(2) and Exhibit (d)-(3), respectively, and are incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals
Regulation M-A Item 1006
(b)   Use of Securities Acquired.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger on the Company”
“SPECIAL FACTORS — Certain Effects of the Merger on the Parent Parties”
“SPECIAL FACTORS — Interests of the Company’s Executive Officers and Directors in the Merger”
“SPECIAL FACTORS — Delisting and Deregistration of the Ordinary Shares”
“MARKET PRICE OF THE ORDINARY SHARES, DIVIDENDS AND OTHER MATTERS”
“THE MERGER AGREEMENT”
“ANNEX A — AGREEMENT AND PLAN OF MERGER”
“ANNEX B — FORM OF PLAN OF MERGER”
(c)(1) – (8)   Plans.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY — The Merger”
“SUMMARY — Position of the Parent Parties as to the Fairness of the Merger”
“SUMMARY — Certain Effects of the Merger on the Company”
“SUMMARY — Plans for the Company after the Merger”
“SUMMARY — Financing of the Merger”
“SUMMARY — Interests of the Company’s Executive Officers and Directors in the Merger”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Board”
“SPECIAL FACTORS — Position of the Parent Parties as to the Fairness of the Merger”
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”
“SPECIAL FACTORS — Certain Effects of the Merger on the Company”
“SPECIAL FACTORS — Certain Effects of the Merger on the Parent Parties”
“SPECIAL FACTORS — Plans for the Company after the Merger”
“SPECIAL FACTORS — Effects on the Company if the Merger is Not Completed”
“SPECIAL FACTORS — Financing of the Merger”
“SPECIAL FACTORS — Interests of the Company’s Executive Officers and Directors in the Merger”
“SPECIAL FACTORS — Delisting and Deregistration of the Ordinary Shares”
“THE MERGER AGREEMENT”
“MARKET PRICE OF THE ORDINARY SHARES, DIVIDENDS AND OTHER MATTERS”
“ANNEX A — AGREEMENT AND PLAN OF MERGER”
“ANNEX B — FORM OF PLAN OF MERGER”
Additionally, the Parent Support Agreement and the Wendel Support Agreement are attached hereto as Exhibit (d)-(2) and Exhibit (d)-(3), respectively, and are incorporated herein by reference.

Item 7.   Purposes, Alternatives, Reasons and Effects
Regulation M-A Item 1013
(a)   Purposes.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Board”
“SPECIAL FACTORS — Position of the Parent Parties as to the Fairness of the Merger”
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”
“SPECIAL FACTORS — Certain Effects of the Merger on the Company”
“SPECIAL FACTORS — Certain Effects of the Merger on the Parent Parties”
“SPECIAL FACTORS — Plans for the Company after the Merger”
(b)   Alternatives.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Board”
“SPECIAL FACTORS — Position of the Parent Parties as to the Fairness of the Merger”
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”
“SPECIAL FACTORS — Opinion of J.P. Morgan Securities LLC”
“SPECIAL FACTORS — Summary of Certain Discussion Materials Provided by BofA Securities and Citi”
“SPECIAL FACTORS — Alternatives to the Merger”
“SPECIAL FACTORS — Effects on the Company if the Merger Is Not Completed”
(c)   Reasons.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Board”
“SPECIAL FACTORS — Position of the Parent Parties as to the Fairness of the Merger”
“SPECIAL FACTORS — Certain Financial Forecasts”
“SPECIAL FACTORS — Opinion of J.P. Morgan Securities LLC”
“SPECIAL FACTORS — Summary of Certain Discussion Materials Provided by BofA Securities and Citi”
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger on the Company”
“SPECIAL FACTORS — Certain Effects of the Merger on the Parent Parties”
“SPECIAL FACTORS — Plans for the Company after the Merger”
“SPECIAL FACTORS — Alternatives to the Merger”
“ANNEX D — OPINION OF J.P. MORGAN SECURITIES LLC”
(d)   Effects.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Board”
“SPECIAL FACTORS — Position of the Parent Parties as to the Fairness of the Merger”
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”
“SPECIAL FACTORS — Certain Effects of the Merger on the Company”
“SPECIAL FACTORS — Certain Effects of the Merger on the Parent Parties”
“SPECIAL FACTORS — Plans for the Company after the Merger”
“SPECIAL FACTORS — Effects on the Company if the Merger Is Not Completed”
“SPECIAL FACTORS — Financing of the Merger”
“SPECIAL FACTORS — Interests of the Company’s Executive Officers and Directors in the Merger”
“SPECIAL FACTORS — Fees and Expenses”
“SPECIAL FACTORS — Accounting Treatment of the Merger”
“SPECIAL FACTORS — Dissenters’ Rights”
“SPECIAL FACTORS — Material U.S. Federal Income Tax Consequences of the Merger for U.S. Holders”
“SPECIAL FACTORS — UK Tax Consequences”
“SPECIAL FACTORS — Cayman Islands Tax Consequences”
“SPECIAL FACTORS — Delisting and Deregistration of the Ordinary Shares”
“MARKET PRICE OF THE ORDINARY SHARES, DIVIDENDS AND OTHER MATTERS”
“THE MERGER AGREEMENT”
“ANNEX A — AGREEMENT AND PLAN OF MERGER”
“ANNEX B — FORM OF PLAN OF MERGER”

Item 8.   Fairness of the Transaction
Regulation M-A Item 1014
(a) – (b)   Fairness; Factors Considered in Determining Fairness.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Board”
“SPECIAL FACTORS — Position of the Parent Parties as to the Fairness of the Merger”
“SPECIAL FACTORS — Opinion of J.P. Morgan Securities LLC”
“SPECIAL FACTORS — Summary of Certain Discussion Materials Provided by BofA Securities and Citi”
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”
“SPECIAL FACTORS — Certain Effects of the Merger on the Company”
“SPECIAL FACTORS — Certain Effects of the Merger on the Parent Parties”
“SPECIAL FACTORS — Interests of the Company’s Executive Officers and Directors in the Merger”
“ANNEX D — OPINION OF J.P. MORGAN SECURITIES LLC”
(c)   Approval of Security Holders.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Board”
“THE EXTRAORDINARY GENERAL MEETING”
“THE MERGER AGREEMENT — Conditions to the Merger”
“PROPOSAL NO. 1: THE MERGER PROPOSAL”
(d)   Unaffiliated Representative.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Board”
“SPECIAL FACTORS — Position of the Parent Parties as to the Fairness of the Merger”
“SPECIAL FACTORS — Opinion of J.P. Morgan Securities LLC”
“SPECIAL FACTORS — Summary of Certain Discussion Materials Provided by BofA Securities and Citi”
“ANNEX D — OPINION OF J.P. MORGAN SECURITIES LLC”

(e)   Approval of Directors.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Board”
“SPECIAL FACTORS — Alternatives to the Merger”
“THE EXTRAORDINARY GENERAL MEETING — The Board’s Resolutions and Recommendation”
“PROPOSAL NO. 1: THE MERGER PROPOSAL”
(f)   Other Offers.   Not applicable.
Item 9.   Reports, Opinions, Appraisals and Negotiations
Regulation M-A Item 1015
(a)   Report, Opinion or Appraisal.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Opinion of J.P. Morgan Securities LLC”
“SPECIAL FACTORS — Summary of Certain Discussion Materials Provided by BofA Securities and Citi”
“SPECIAL FACTORS — Summary of BofA and Citi Discussion Materials”
“ANNEX D — OPINION OF J.P. MORGAN SECURITIES LLC”
Additionally, the discussion materials prepared by J.P. Morgan Securities LLC and provided to the Board of Directors of IHS Holding Limited, dated as of August 28, 2025 and February 16, 2026, are set forth as Exhibits (c)(2) and (c)(3) hereto and are incorporated herein by reference. The discussion materials prepared by BofA Securities and Citi and provided to the Board of Directors of MTN Group Limited, dated as of December 19, 2025 and February 12, 2026, are set forth as Exhibits (c)(4) and (c)(5) hereto and are incorporated herein by reference.
(b)   Preparer and Summary of the Report, Opinion or Appraisal.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Board”
“SPECIAL FACTORS — Position of the Parent Parties as to the Fairness of the Merger”
“SPECIAL FACTORS — Opinion of J.P. Morgan Securities LLC”
“SPECIAL FACTORS — Summary of Certain Discussion Materials Provided by BofA Securities and Citi”

“ANNEX D — OPINION OF J.P. MORGAN SECURITIES LLC”
Additionally, the discussion materials prepared by J.P. Morgan Securities LLC and provided to the Board of Directors of IHS Holding Limited, dated as of August 28, 2025 and February 16, 2026, are set forth as Exhibits (c)(2) and (c)(3) hereto and are incorporated herein by reference. The discussion materials prepared by BofA Securities and Citi and provided to the Board of Directors of MTN Group Limited, dated as of December 19, 2025 and February 12, 2026, are set forth as Exhibits (c)(4) and (c)(5) hereto and are incorporated herein by reference.
(c)   Availability of Documents.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“WHERE YOU CAN FIND MORE INFORMATION”
The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Ordinary Shares or his, her or its representative who has been so designated in writing.
Item 10.   Source and Amount of Funds or Other Consideration
Regulation M-A Item 1007
(a)   Source of Funds.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY — Financing of the Merger”
“SPECIAL FACTORS — Financing of the Merger”
“THE MERGER AGREEMENT”
“ANNEX A — AGREEMENT AND PLAN OF MERGER”
“ANNEX B — FORM OF PLAN OF MERGER”
Facility Agreement, dated as of June 12, 2026, entered into by and among MTN Group Limited, as the company, MTN International (Mauritius) Limited, as the borrower, the original guarantors named therein, Bank of America Europe DAC and Citibank, N.A. London Branch, as global coordinators, the arrangers and original lenders named therein, and ABSA Bank Limited (acting through its corporate and investment banking division), as facility agent, attached hereto as Exhibit (b) and incorporated herein by reference.
(b)   Conditions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY — Financing of the Merger”
“SPECIAL FACTORS — Financing of the Merger”
(c)   Expenses.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“SUMMARY”
“SPECIAL FACTORS — Fees and Expenses”
“THE MERGER AGREEMENT — Termination of the Merger Agreement”
“THE MERGER AGREEMENT — Termination Fees”
“THE MERGER AGREEMENT — Expenses Generally”
(d)   Borrowed Funds.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY — Financing of the Merger”
“SPECIAL FACTORS — Financing of the Merger”
“THE MERGER AGREEMENT — Financing”
Facility Agreement, dated as of June 12, 2026, entered into by and among MTN Group Limited, as the company, MTN International (Mauritius) Limited, as the borrower, the original guarantors named therein, Bank of America Europe DAC and Citibank, N.A. London Branch, as global coordinators, the arrangers and original lenders named therein, and ABSA Bank Limited (acting through its corporate and investment banking division), as facility agent, attached hereto as Exhibit (b) and incorporated herein by reference.
Item 11.   Interest in Securities of the Subject Company
Regulation M-A Item 1008
(a)   Securities Ownership.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY — Interests of the Company’s Executive Officers and Directors in the Merger”
“SPECIAL FACTORS — Support Agreements”
“SPECIAL FACTORS — Interests of the Company’s Executive Officers and Directors in the Merger”
“THE MERGER AGREEMENT — Support Agreements”
“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”
Additionally, the Parent Support Agreement and the Wendel Support Agreement are attached hereto as Exhibit (d)-(2) and Exhibit (d)-(3), respectively, and are incorporated herein by reference.
(b)   Securities Transactions.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“TRANSACTIONS IN THE ORDINARY SHARES”
Item 12.   The Solicitation or Recommendation
Regulation M-A Item 1012
(d)   Intent to Tender or Vote in a Going-Private Transaction.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Board”
“SPECIAL FACTORS — Support Agreements”
“SPECIAL FACTORS — Voting by Holdings and Wendel at the Extraordinary General Meeting”
“THE EXTRAORDINARY GENERAL MEETING — Vote Required to Approve the Proposals”
“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

Additionally, the Parent Support Agreement and the Wendel Support Agreement are attached hereto as Exhibit (d)-(2) and Exhibit (d)-(3), respectively, and are incorporated herein by reference.
(e)   Recommendations of Others.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Board”
“SPECIAL FACTORS — Position of the Parent Parties as to the Fairness of the Merger”
“SPECIAL FACTORS — Support Agreements”
“THE EXTRAORDINARY GENERAL MEETING — The Board’s Resolutions and Recommendation”
Item 13.   Financial Statements
Regulation M-A Item 1010
(a)   Financial Information.   The audited financial statements of the Company for the two years ended December 31, 2024 and 2025 are incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, originally filed on March 16, 2026.
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS — Certain Financial Forecasts”
“FINANCIAL INFORMATION”
“WHERE YOU CAN FIND MORE INFORMATION”
(b)   Pro Forma Information.   Not applicable.
Item 14.   Persons/Assets, Retained, Employed, Compensated or Used
Regulation M-A Item 1009
(a)   Solicitation or Recommendations.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“SUMMARY”
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Board”
“THE EXTRAORDINARY GENERAL MEETING — Solicitation of Proxies”
(b)   Employees and Corporate Assets.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY — The Parties Involved in the Merger”
“SPECIAL FACTORS — Interests of the Company’s Executive Officers and Directors in the Merger”
“ANNEX E — DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

Item 15.   Additional Information
Regulation M-A Item 1011
(b)   Not applicable.
(c)   Other Material Information.   The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.
Item 16.   Exhibits
Regulation M-A Item 1016
(a)-(1)	Preliminary Proxy Statement of IHS Holding Limited.
(a)-(2)	Letter to IHS Holding Limited Shareholders, incorporated herein by reference to the Proxy Statement.
(a)-(3)	Notice of Extraordinary General Meeting of Shareholders, incorporated herein by reference to the Proxy Statement.
(a)-(4)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.
(a)-(5)	Press Release, dated February 17, 2026, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by IHS Holding Limited to the SEC on February 17, 2026.
(b)	Facility Agreement, dated as of June 12, 2026, entered into by and among MTN Group Limited, as the company, MTN International (Mauritius) Limited, as the borrower, the original guarantors named therein, Bank of America Europe DAC and Citibank, N.A. London Branch, as global coordinators, the arrangers and original lenders named therein, and ABSA Bank Limited (acting through its corporate and investment banking division), as facility agent.
(c)-(1)	Opinion of J.P. Morgan Securities LLC, dated February 17, 2026, incorporated herein by reference to Annex D to the Proxy Statement.
(c)-(2)+*	Discussion Materials of J.P. Morgan Securities LLC, dated August 25, 2025 to the Board of Directors of IHS Holding Limited.
(c)-(3)+	Discussion Materials of J.P. Morgan Securities LLC, dated February 16, 2026 to the Board of Directors of IHS Holding Limited.
(c)-(4)+	Discussion Materials of Merrill Lynch South Africa Proprietary Limited t/a BofA Securities (“BofA Securities”) and Citigroup Global Markets Limited (“Citi”), dated December 19, 2025 to the Board of Directors of MTN Group Limited.
(c)-(5)+	Discussion Materials of BofA Securities and Citi, dated February 12, 2026 to the Board of Directors of MTN Group Limited.
(d)-(1)	Agreement and Plan of Merger, dated as of February 17, 2026, by and among IHS Holding Limited, MTN Group Limited, Mobile Telephone Networks (Netherlands) B.V. and Sub-Merger Co, incorporated herein by reference to Annex A to the Proxy Statement.
(d)-(2)	Voting and Support Agreement (Parent Support Agreement), dated as of February 17, 2026, by and among IHS Holding Limited, MTN Group Limited and Mobile Telephone Networks (Netherlands) B.V., incorporated herein by reference to Exhibit 99.3 to the Report on Form 6-K furnished by IHS Holding Limited to the SEC on February 18, 2026.
(d)-(3)	Voting and Support Agreement (Wendel Support Agreement), dated as of February 17, 2026, by and among IHS Holding Limited, MTN Group Limited and Oranje-Nassau Développement S.C.A., FIAR., incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by IHS Holding Limited to the SEC on February 18, 2026.
(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Act, incorporated herein by reference to Annex C to the Proxy Statement.

107+	Filing Fee Table

*
Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

+
Previously filed.

SIGNATURES
After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: June 25, 2026	IHS Holding Limited
	By:	/s/ Sam Darwish Name: Sam Darwish Title: Chairman & Chief Executive Officer
MTN Group Limited
	By:	/s/ Ralph Mupita Name: Ralph Mupita Title: Director
Mobile Telephone Networks (Netherlands) B.V.
	By:	/s/ Ralph Mupita Name: Ralph Mupita Title: Holder of a Power of Attorney
Sub-Merger Co
	By:	/s/ Ralph Mupita Name: Ralph Mupita Title: Director
[Signature Page to Schedule 13E-3 Transaction Statement]